Exhibit 99.2

LETTER OF TRANSMITTAL

to Tender in Respect of

SCORPIO TANKERS INC.
Offer To Purchase For Cash
up to $51,750,000 of Aggregate Principal Amount of the Outstanding
7.50% Senior Unsecured Notes due 2017
Issued Pursuant to the Indenture Dated May 12, 2014
(NYSE: SBNB; CUSIP Y7542C 114)

THE TENDER OFFER (AS DEFINED HEREIN) WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON APRIL 25, 2017 UNLESS EXTENDED OR EARLIER TERMINATED (THE "EXPIRATION TIME") (SUCH DATE, AS THE SAME MAY BE EXTENDED OR EARLIER TERMINATED, THE "EXPIRATION DATE").  THE TENDER OFFER MAY BE EXTENDED AT ANY TIME AND FROM TIME TO TIME, INCLUDING ON A DAILY BASIS, OR TERMINATED AT ANY TIME.  HOLDERS OF NOTES WHO DESIRE TO RECEIVE THE TENDER OFFER CONSIDERATION MUST VALIDLY TENDER AND NOT VALIDLY WITHDRAW THEIR NOTES PURSUANT TO THE TENDER OFFER.  HOLDERS THAT TENDER NOTES (THAT ARE NOT VALIDLY WITHDRAWN) AT OR PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON APRIL 11, 2017, UNLESS EXTENDED BY THE COMPANY (SUCH DATE AND TIME, AS THE SAME MAY BE EXTENDED, THE "EARLY TENDER DEADLINE") SHALL BE PAID PROMPTLY AFTER THE EARLY TENDER DEADLINE.  HOLDERS THAT TENDER NOTES (THAT ARE NOT VALIDLY WITHDRAWN) AFTER THE EARLY TENDER DEADLINE BUT AT OR PRIOR TO THE EXPIRATION TIME SHALL BE PAID PROMPTLY AFTER THE EXPIRATION TIME.  ANY NOTES TENDERED AT OR PRIOR TO THE EARLY TENDER DEADLINE MAY BE WITHDRAWN AT ANY TIME AT OR PRIOR TO THE EARLY TENDER DEADLINE AND ANY NOTES TENDERED AFTER THE EARLY TENDER DEADLINE MAY BE WITHDRAWN AT ANY TIME AT OR PRIOR TO THE EXPIRATION TIME  (EACH A "WITHDRAWAL DEADLINE").  THE TENDER OFFER IS SUBJECT TO THE SATISFACTION OF CERTAIN CONDITIONS, INCLUDING, AMONG OTHER THINGS, THE FINANCING CONDITION, THE NYSE CONTINUED LISTING CONDITION AND THE GENERAL CONDITIONS.
The Information Agent and Tender Agent for the Tender Offer is:
D.F. King & Co., Inc.
Correspondence should be sent via registered, certified, or regular mail or by overnight courier or hand delivery:

48 Wall Street, 22nd Floor
New York, New York 10005
Facsimile No.: (212) 709-3328
Attn:  Andrew Beck

Delivery of this Letter of Transmittal (this "Letter of Transmittal") to an address other than as set forth above, or transmission of instructions via a facsimile number other than as listed above, will not constitute a valid delivery.

Delivery of documents to The Depository Trust Company ("DTC") does not constitute a valid delivery to the Tender Agent.

This Letter of Transmittal is to be completed by a Holder desiring to tender Notes unless such Holder is executing the tender through DTC's Automated Tender Offer Program ("ATOP"). This Letter of Transmittal need not be completed by a Holder tendering Notes through ATOP. For a description of certain procedures to be followed in order to tender Notes (through ATOP or otherwise), see "Procedures for Tendering Notes" in the Statement and the instructions to this Letter of Transmittal.
The instructions contained herein and in the Statement (as defined herein) should be read carefully before this Letter of Transmittal is completed.
All capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Statement.
PURSUANT TO THE TENDER OFFER, HOLDERS WHO WISH TO BE ELIGIBLE TO RECEIVE THE TENDER OFFER CONSIDERATION PROMPTLY FOLLOWING THE EARLY PAYMENT DATE MUST VALIDLY TENDER (AND NOT VALIDLY WITHDRAW) THEIR NOTES TO THE TENDER AGENT AT OR PRIOR TO THE EARLY TENDER DEADLINE. HOLDERS WHO VALIDLY TENDER (AND DO NOT VALIDLY WITHDRAW) THEIR NOTES TO THE TENDER AGENT AT OR AFTER THE EARLY TENDER DEADLINE BUT AT OR PRIOR TO THE EXPIRATION TIME WILL RECEIVE THE TENDER OFFER CONSIDERATION PROMPTLY FOLLOWING THE FINAL PAYMENT DATE.

List below the Notes to which this Letter of Transmittal relates. If the space provided below is inadequate, list the certificate numbers and principal amounts of the Notes being tendered on a separately executed schedule and affix the schedule to this Letter of Transmittal.  Tenders of Notes will be accepted only in principal amounts equal to minimum denominations of $25 and integral multiples in excess of $25 thereof. If not already printed below, the name(s) and address(es) of the registered Holder(s) should be printed exactly as they appear on the certificate(s) representing Notes tendered hereby or, if tendered by a participant in DTC, exactly as such participant's name appears on a security position listing as the owner of the Notes.
DESCRIPTION OF NOTES
Name(s) and Address(es) of Holder(s) (Please fill in, if blank)	Certificate Number(s)*	Aggregate Principal Amount Represented	Principal Amount Tendered **

TOTAL PRINCIPAL AMOUNT OF NOTES

*          Need not be completed by Holders tendering by book-entry transfer (see below).
* *       Unless otherwise specified, it will be assumed that the entire aggregate amount of Notes indicated in the column labeled "Aggregate Principal Amount Represented" is being tendered.

☐ CHECK HERE IF CERTIFICATES REPRESENTING TENDERED NOTES ARE ENCLOSED HEREWITH.

☐ CHECK HERE IF TENDERED NOTES ARE BEING DELIVERED BY BOOK ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE TENDER AGENT WITH DTC AND COMPLETE THE FOLLOWING:

Name of Tendering Institution:
Account Number with DTC:
VOI Number

By the execution hereof, the undersigned acknowledges receipt of the Tender Offer to Purchase, dated March 28, 2017 (as the same may be amended, supplemented or modified from time to time, the "Statement") of Scorpio Tankers Inc., a Marshall Islands (the "Company") and this Letter of Transmittal and instructions hereto (this "Letter of Transmittal"), which together constitute the Company's offer to purchase (the "Tender Offer") for cash of up to $51,750,000 of the aggregate principal amount outstanding of the 7.50% Senior Unsecured Notes due 2017 (the "Notes"), from each holder thereof (each, a "Holder" and collectively, the "Holders"), upon the terms and subject to the conditions set forth in the Statement and in this Letter of Transmittal.
This Letter of Transmittal is to be used by Holders if (i) certificates representing Notes are to be physically delivered to the Tender Agent herewith by such Holder or (ii) tender of Notes is to be made by book-entry transfer to the Tender Agent's account at The Depository Trust Company ("DTC") pursuant to the procedures set forth in the Statement under "Procedures for Tendering Notes—Tender of Notes Held Through DTC" and instructions are not being transmitted through ATOP.  Holders of Notes who are tendering by book-entry transfer to the Tender Agent's account at DTC can execute their tender through ATOP. DTC participants that are accepting the Tender Offers must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Tender Agent's account at DTC.  DTC will then send an Agent's Message to the Tender Agent for its acceptance.  Delivery of the Agent's Message by DTC will satisfy the terms of the Tender Offer in lieu of execution and delivery of this Letter of Transmittal by the DTC participant identified in the Agent's Message.  Accordingly, this Letter of Transmittal need not be completed by a Holder tendering through ATOP.

The consummation of the Tender Offer is subject to certain conditions including, the Financing Condition, the NYSE Continued Listing Condition and the General Conditions, all as more fully described in the Statement under the caption "Terms of the Tender Offer—Conditions of the Tender Offer."
THERE ARE NO GUARANTEED DELIVERY PROCEDURES APPLICABLE TO THE TENDER OFFER. HOLDERS MUST TENDER THEIR NOTES IN ACCORDANCE WITH THE PROCEDURES SET FORTH IN THE STATEMENT AND THIS LETTER OF TRANSMITTAL.
THE TENDER OFFER IS NOT BEING MADE TO (NOR WILL TENDERS OF NOTES BE ACCEPTED FROM OR ON BEHALF OF) HOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE TENDER OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.
The undersigned has completed, executed and delivered this Letter of Transmittal to indicate the action the undersigned desires to take with respect to the Tender Offer.
Your bank or broker can assist you in completing this Letter of Transmittal.  The instructions included with this Letter of Transmittal and in the Statement must be followed.  Questions and requests for assistance may be directed to the Tender Agent for the Tender Offer, and requests for additional copies of the Statement and this Letter of Transmittal may be directed to D.F. King & Co., Inc., the information agent for the Tender Offer (the "Information Agent") at the addresses and telephone numbers set forth on the back cover page of this Letter of Transmittal.  See Instruction 14 below.
NOTE: SIGNATURES MUST BE PROVIDED BELOW
 PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

Upon the terms and subject to the conditions of the Tender Offer, the undersigned hereby tenders to the Company the principal amount of Notes indicated above.
Subject to, and effective upon, the acceptance for purchase of, and payment for, the principal amount of Notes tendered (and accrued but unpaid interest then due), with this Letter of Transmittal, the undersigned hereby sells, assigns and transfers to, or upon the order of, the Company, all right, title and interest in and to the Notes that are being tendered hereby, waives any and all other rights with respect to such Notes (including, without limitation, any existing or past defaults and their consequences in respect of such Notes and the Indenture) and releases and discharges the Company and its affiliates from any and all claims the undersigned may have now, or may have in the future, arising out of, or related to, such Notes, including, without limitation, any claims that the undersigned is entitled to receive additional principal or interest payments with respect to such Notes or to participate in any redemption or defeasance of such Notes. The undersigned hereby irrevocably constitutes and appoints the Tender Agent as true and lawful agent and attorney-in-fact of the undersigned (with full knowledge that the Tender Agent also acts as the agent of the Company in connection with the Tender Offer) with respect to such Notes, with full power of substitution and resubstitution (such power-of-attorney being deemed to be an irrevocable power coupled with an interest) to (i) present such Notes and all evidences of transfer and authenticity to, or transfer ownership of, such Notes on the account books maintained by DTC to, or upon the order of, the Company, (ii) present such Notes for transfer of ownership on the books of the Company and (iii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Notes.
The undersigned understands that tenders of Notes at or prior to the Early Tender Deadline may be withdrawn and revoked by written notice of withdrawal and revocation received by the Tender Agent at any time at or prior to the Early Tender Deadline.  The undersigned understands that tenders of Notes after the Early Tender Deadline but prior to the Expiration Time may be withdrawn and revoked by written notice of withdrawal and revocation received by the Tender Agent at any time at or prior to the Expiration Time.
The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Notes tendered hereby, and that when such validly tendered Notes are accepted for purchase and payment by the Company, the Company will acquire good and valid title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right.  The undersigned will, upon request, execute and deliver any additional documents deemed by the Tender Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes tendered hereby.
The undersigned understands that tenders of Notes pursuant to any of the procedures described in the Statement and in the instructions hereto and acceptance thereof by the Company will constitute a binding agreement between the undersigned and the Company, upon the terms and subject to the conditions of the Tender Offer.
For purposes of the Tender Offer, the undersigned understands that the Company will be deemed to have accepted for purchase validly tendered Notes if, as and when the Company gives written notice thereof to the Tender Agent.
The undersigned understands that the Company's obligation to accept for purchase, and to pay for, the Notes validly tendered pursuant to the Tender Offer is conditioned upon satisfaction or waiver of, among other things, the Financing Condition, the NYSE Continued Listing Condition and the General Conditions.  See "Terms of the Tender Offer—Conditions of the Tender Offer" in the Statement. Any Notes not accepted for purchase will be returned promptly to the undersigned at the address set forth above unless otherwise indicated herein under "Special Delivery Instructions" below.
All authority conferred or agreed to be conferred by this Letter of Transmittal shall survive the death or incapacity of the undersigned, if an individual, and every obligation of the undersigned under this Letter of Transmittal shall be binding upon the undersigned's heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives and any subsequent transferees of the Notes.

The undersigned understands that the delivery and surrender of the Notes is not effective until receipt by the Tender Agent of this Letter of Transmittal (or a manually signed facsimile hereof) properly completed and duly executed, together with all accompanying evidences of authority and any other required documents in form satisfactory to the Company or, in the case of a tender through ATOP, receipt of an Agent's Message. All questions as to the form of all documents and the validity (including time of receipt) and acceptance of tenders and withdrawals of Notes will be determined by the Company, in its sole discretion, which determination shall be final and binding.
Unless otherwise indicated under "Special Payment Instructions" and "Special Delivery Instructions" below, the undersigned hereby requests that the Company issue a check from the Tender Agent for the Tender Offer Consideration, including accrued and unpaid interest up to, but excluding, the Early Payment Date or the Final Payment Date (in each case as defined in the Statement), as the case may be, for any Notes validly tendered hereby that are purchased, and/or return any certificates representing Notes not tendered or not accepted for purchase in the name(s) of the Holder(s) appearing under "Description of Notes."  In the event that both the Special Payment Instructions and the Special Delivery Instructions are completed, the undersigned hereby requests that the Company issue the check for the Tender Offer Consideration, including accrued and unpaid interest up to, but excluding, the Early Payment Date or the Final Payment Date, as the case may be, and/or return any certificates representing Notes not tendered or not accepted for purchase (and any accompanying documents, as appropriate) to the person or persons so indicated. In the case of a book-entry delivery of Notes, please credit the account maintained at DTC with any Notes not tendered or not accepted for purchase.  The undersigned recognizes that the Company does not have any obligation pursuant to the Special Delivery Instructions to transfer any Notes from the name of the Holder thereof if the Company does not accept for purchase any of the Notes so tendered.  The undersigned acknowledges and agrees that the Company and the Tender Agent may in appropriate circumstances defer effecting transfers of Notes and may retain such Notes until satisfactory evidence of payment of transfer taxes payable on account of such transfer by the undersigned, or exemption therefrom, is submitted to them.
In consideration for the purchase of the Notes pursuant to the Tender Offer, the undersigned hereby waives, releases, forever discharges and agrees not to sue the Company or its former, current or future directors, officers, employees, agents, subsidiaries, affiliates, stockholders, predecessors, successors, assigns or other representatives as to any and all claims, demands, causes of action and liabilities of any kind and under any theory whatsoever, whether known or unknown (excluding any liability arising under U.S. federal securities laws in connection with the Tender Offer), by reason of any act, omission, transaction or occurrence, that the undersigned ever had, now has or hereafter may have against the Company as a result of or in any manner related to:
•	the undersigned's purchase, ownership or disposition of the Notes pursuant to the Tender Offer; or
•	any decline in the value thereof up to and including the Expiration Date and thereafter, to the extent the Holder retains Notes.
Without limiting the generality or effect of the foregoing, upon the purchase of Notes pursuant to the Tender Offer, the Company shall obtain all rights relating to the undersigned's ownership of Notes (including, without limitation, the right to all interest payable on the Notes) and any and all claims relating thereto.

PLEASE SIGN HERE
(To be Completed by All Tendering Holders Regardless of Whether Notes Are
Being Physically Delivered Herewith, Unless an Agent's Message is
Delivered in Connection with a Book-Entry Transfer of Such Notes)

By completing, executing, and delivering this Letter of Transmittal, the undersigned hereby tenders with respect to, the principal amount of the Notes listed in the box above labeled "Description of Notes" under the column heading "Principal Amount Tendered" (or, if nothing is indicated therein, with respect to the entire aggregate principal amount represented by the Notes described in such box).

This Letter of Transmittal must be signed by the registered Holder(s) of such Notes exactly as their name(s) appear(s) on the certificate(s) for such Notes or, if tendered by the registered Holder(s) of such Notes exactly as such participant's name appears on a security position listing as the owner of Notes, or by person(s) authorized to become registered Holder(s) by endorsements and documents transmitted with this Letter of Transmittal. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer or other person acting in a fiduciary or representative capacity, such person must set forth his or her full title below under "Capacity" and submit evidence satisfactory to the Company of such person's authority to so act.  See Instruction 6 below.

If the signature appearing below is not of the registered Holder(s) of the Notes, then the registered Holder(s) must sign a valid proxy, which signature must be guaranteed by a Medallion Signature Guarantor. The proxy should accompany this Letter of Transmittal.

X
X
(Signature(s) of Holder(s) or Authorized Signatory) Dated: ____________________, 2017
Name(s):
(Please Print)
Capacity:
Address:

(Including Zip Code)
Area Code and Telephone No.: ( )
Tax Identification or Social Security No.:
PLEASE COMPLETE IRS FORM W-9 HEREIN OR FORM W-8, AS APPLICABLE SIGNATURE GUARANTEE (See Instructions 1 and 6 below) Certain Signatures Must be Guaranteed by a Medallion Signature Guarantor
(Name of Medallion Signature Guarantor Guaranteeing Signature)
(Address (including Zip Code) and Telephone Number (including Area Code) of Firm)
(Authorized Signature)
(Printed Name)
(Printed Name) Dated: ______________________, 2017

SPECIAL PAYMENT INSTRUCTIONS (See Instructions 5, 6, 7 and 8)
To be completed ONLY if payment is to be made in the name of someone other than the person or persons whose signature(s) appear(s) within this Letter of Transmittal or is to be sent to an address different from that shown in the box entitled "Description of Notes" within this Letter of Transmittal.

Name(s):
(Please Print)
Address:
(Please Print)

(Include Zip Code)

Taxpayer Identification or Social Security Number (See IRS Form W-9 herein or Form W-8, as applicable and Instruction 8 below)
SPECIAL DELIVERY INSTRUCTIONS (See Instructions 5, 6, 7 and 8)
To be completed ONLY if certificates for Notes in a principal amount not tendered or not accepted for purchase are to be issued to someone other than the person or persons whose signature(s) appear(s) within this Letter of Transmittal or are to be sent to an address different from that shown in the box entitled "Description of Notes" within this Letter of Transmittal.

Name(s):
(Please Print)
Address:
(Please Print)

(Include Zip Code)

Taxpayer Identification or Social Security Number (See IRS Form W-9 herein or Form W-8, as applicable and Instruction 8 below)

INSTRUCTIONS

 Forming Part of the Terms and Conditions of the Tender Offer
1.          Guarantee of Signatures. Signatures on this Letter of Transmittal must be guaranteed by a recognized participant in good standing in the Securities Transfer Agents Medallion Program, the New York Stock Exchange, Inc. Medallion Signature Program or the Stock Exchange Medallion Program (a "Medallion Signature Guarantor"), unless the Notes tendered by this document are tendered and delivered (i) by a registered Holder of Notes (or by a participant in DTC whose name appears on a security position listing as the owner of such Notes) who has not completed any of the boxes entitled "Special Payment Instructions" or "Special Delivery Instructions" on this Letter of Transmittal or (ii) for the account of a member firm of a registered national securities exchange, a member in good standing of the Financial Industry Regulatory Authority or a commercial bank or trust company having an office or correspondent in the United States (each of the foregoing being referred to as an "Eligible Institution"). If the Notes are registered in the name of a person other than the signer of this Letter of Transmittal or if Notes not accepted for payment or not tendered are to be returned to a person other than the registered Holder or if payment is to be made to a person other than the registered Holder, then the signature on this Letter of Transmittal accompanying the tendered Notes must be guaranteed by a Medallion Signature Guarantor as described above.
2.          Requirements of Tender. This Letter of Transmittal is to be completed by Holders of Notes if certificates representing such Notes are to be forwarded herewith, or if delivery of such certificates is to be made by book-entry transfer to the account maintained by DTC, pursuant to the procedures set forth in the Statement under "Procedures for Tendering Notes," unless such Notes are being transferred through ATOP. Unless instructions are being transmitted through ATOP, for a Holder to validly tender Notes pursuant to the Tender Offer, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any signature guarantees and any other documents required by these Instructions, must be delivered to and received by the Tender Agent at its address set forth herein at or prior to the Early Tender Deadline or at or prior to the Expiration Time, as applicable, and either (i) certificates representing such Notes must be received by the Tender Agent at its address or (ii) such Notes must be transferred pursuant to the procedures for book-entry transfer described in the Statement under "Procedures for Tendering Notes," and a Book-Entry Confirmation must be received by the Tender Agent, in each case, at or prior to the Early Tender Deadline or at or prior to the Expiration Time, as applicable.
The method of delivery of this Letter of Transmittal, the Notes and all other required documents, including delivery through DTC and acceptance of an Agent's Message transmitted through ATOP, is at the option and risk of the tendering Holder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed for such documents to reach the Tender Agent.  This Letter of Transmittal and the certificates representing the Notes, if applicable, should be sent only to the Tender Agent and not to the Company.
All tendering Holders, by execution of this Letter of Transmittal (or a manually signed facsimile thereof), waive any right to receive any notice of the acceptance of their Notes for payment.
3.          [Reserved].
4.          Withdrawal of Tenders.  Notes tendered at or prior to the Early Tender Deadline may be withdrawn at any time at or prior to the Early Tender Deadline, but not thereafter. Notes tendered after the Early Tender Deadline may be withdrawn at any time at or prior to the Expiration Time, but not thereafter. In the event of a termination of the Tender Offer, the Notes tendered pursuant to the Tender Offer will be promptly returned to the tendering Holder (or, in the case of Notes tendered by book-entry transfer, such Notes will be credited to the account maintained at DTC from which such Notes were delivered).  If the Tender Offer is amended in a manner determined by the Company, in its sole discretion, to constitute a material adverse change to the Holders, the Company promptly will disclose such amendment and, if necessary, extend the Early Tender Deadline or Expiration Time, as applicable, for a period deemed by the Company to be adequate to permit Holders of the Notes to withdraw their Notes.  In addition, the Company may, if it deems appropriate, extend the Tender Offer for any other reason.

For a withdrawal of Notes tendered at or prior to the applicable Withdrawal Deadline using this Letter of Transmittal, a written or facsimile transmission notice of withdrawal or revocation must be received by the Tender Agent at or prior to the Early Tender Deadline or Expiration Time, as applicable, at its address set forth on the back cover of this Letter of Transmittal.  Any such notice of withdrawal must (i) specify the name of the person who tendered the Notes to be withdrawn, (ii) contain a description of the Notes to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such Notes (unless such Notes were tendered by book-entry transfer) and the aggregate principal amount represented by such Notes and (iii) be signed by the Holder of such Notes in the same manner as the original signature on this Letter of Transmittal by which such Notes were tendered (including any required signature guarantees), or be accompanied by (x) documents of transfer sufficient to have the Trustee register the transfer of the Notes into the name of the person withdrawing such Notes and (y) a properly completed irrevocable proxy authorizing such person to effect such withdrawal on behalf of such Holder.  If the Notes to be withdrawn have been delivered or otherwise identified to the Tender Agent, a signed notice of withdrawal is effective immediately upon the Tender Agent's receipt of written or facsimile notice of such withdrawal even if physical release is not yet effected.  The withdrawal of a tender of Notes may also be effected through a properly transmitted "Request Message" through ATOP received by the Tender Agent at any time at or prior to the Early Tender Deadline or Expiration Time, as applicable.
Any permitted withdrawal of Notes may not be rescinded, and any Notes properly withdrawn will thereafter be deemed not validly tendered for purposes of the Tender Offer; provided, however, that validly withdrawn Notes may be re-tendered by again following one of the appropriate procedures described under "Procedures for Tendering Notes" in the Statement, at any time at or prior to the Expiration Time.
All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal of Notes will be determined by the Company, in the Company's sole discretion (whose determination shall be final and binding).  None of the Company, the Information Agent and Tender Agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal of Notes, or incur any liability for failure to give any such notification.
5.          Partial Tenders.  Notes may be tendered only in principal amounts equal to minimum denominations of $25 and integral multiples of $25 in excess thereof. No alternative, conditional or contingent tenders of Notes will be accepted.  Holders who tender less than all of their Notes must continue to hold Notes in the minimum authorized denomination of $25 principal amount. If less than the entire principal amount of any Notes evidenced by a submitted certificate is tendered, the tendering Holder must fill in the principal amount tendered in the last column of the box entitled "Description of Notes" herein.  The entire principal amount represented by the certificates for all Notes delivered to the Tender Agent will be deemed to have been tendered unless otherwise indicated.  If the entire principal amount of all Notes of a Holder is not tendered or not accepted for purchase, certificates for the principal amount of such Notes not tendered or not accepted for purchase will be sent (or, if tendered by book-entry transfer, returned by credit to the account at DTC designated herein) to the Holder unless otherwise provided in the appropriate box in this Letter of Transmittal (see Instruction 7) promptly after the Notes are accepted for purchase.
6.          Signatures on this Letter of Transmittal, Bond Powers and Endorsement; Guarantee of Signatures.  If this Letter of Transmittal is signed by the registered Holder(s) of the Notes tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any change whatsoever. If this Letter of Transmittal is signed by a participant in DTC whose name is shown on a security position listing as the owner of the Notes tendered hereby, the signature must correspond with the name shown on the security position listing the owner of the Notes.
IF THIS LETTER OF TRANSMITTAL IS EXECUTED BY A HOLDER OF NOTES WHO IS NOT THE REGISTERED HOLDER, THEN THE REGISTERED HOLDER MUST SIGN A VALID PROXY, WITH THE SIGNATURE OF SUCH REGISTERED HOLDER GUARANTEED BY A MEDALLION SIGNATURE GUARANTOR, UNLESS THE SIGNATURE IS THAT OF AN ELIGIBLE INSTITUTION.  IN ADDITION, SUCH TENDER MUST BE ACCOMPANIED BY A VALID CONSENT OR PROXY OF SUCH REGISTERED HOLDER(S).  SIGNATURES ON SUCH CONSENTS OR PROXY MUST BE GUARANTEED BY A MEDALLION SIGNATURE GUARANTOR, UNLESS THE SIGNATURE IS THAT OF AN ELIGIBLE INSTITUTION.

If any of the Notes tendered hereby are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.  If any tendered Notes are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate copies of this Letter of Transmittal and any necessary accompanying documents as there are different names in which certificates are held.
If this Letter of Transmittal or any certificates of Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and the proper evidence satisfactory to the Company of their authority so to act must be submitted with this Letter of Transmittal.
When this Letter of Transmittal is signed by the registered Holder(s) of the Notes listed and transmitted hereby, no endorsements of Notes or separate instruments of transfer are required unless payment is to be made, or Notes not tendered or purchased are to be issued, to a person other than the registered Holder(s), in which case the signatures on such Notes or instruments of transfer must be guaranteed by a Medallion Signature Guarantor.
Endorsements on certificates for Notes, signatures on bond powers and proxies provided in accordance with this Instruction 6 by registered Holders not executing this Letter of Transmittal must be guaranteed by a Medallion Signature Guarantor.  See Instruction 1.
7.          Special Payment and Special Delivery Instructions. Tendering Holders should indicate in the applicable box or boxes the name and address to which Notes for principal amounts not tendered or not accepted for purchase or checks constituting payments for Notes to be purchased in connection with the Tender Offer are to be issued or sent, if different from the name and address of the registered Holder signing this Letter of Transmittal.  In the case of issuance in a different name, the taxpayer identification or social security number of the person named must also be indicated. If no instructions are given, Notes not tendered or not accepted for purchase will be returned to the registered Holder of the Notes tendered.  For Holders of Notes tendering by book-entry transfer, Notes not tendered or not accepted for purchase will be returned by crediting the account at DTC designated above.
8.          Taxpayer Identification Number.  U.S. federal income tax laws generally require that a tendering beneficial owner or other payee (referred to in this Instruction 8 as a "Holder") that is a "United States person" (as defined below) provide the applicable withholding agent with such Holder's correct Taxpayer Identification Number ("TIN") on IRS Form W-9, which in the case of a Holder who is an individual, is generally his or her social security number. If the tendering Holder is not a United States person, such Holder is not required to provide IRS Form W-9, but should provide an appropriate version of IRS Form W-8 as described below.  If the applicable withholding agent is not provided with the correct TIN or an adequate basis for an exemption from backup withholding, such tendering Holder may be subject to a $50 penalty imposed by the IRS.  In addition, failure to provide the applicable withholding agent with the correct TIN or an adequate basis for an exemption from backup withholding may result in backup withholding on payments made to the Holder pursuant to the Tender Offer at a current rate of 28%.  Backup withholding is not an additional tax and is applied against a Holder's U.S. federal income tax liability.  If withholding results in an overpayment of taxes, the Holder may obtain a refund if the required information is provided to the IRS.
Exempt Holders of Notes (including, among others, certain corporations and certain individuals) are not subject to these backup withholding and reporting requirements. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Form W-9 (the "W-9 Guidelines").
To prevent backup withholding, each tendering Holder that is a United States person must provide its correct TIN by completing the IRS Form W-9, certifying, under penalties of perjury, that the TIN provided is correct (or that such Holder is awaiting a TIN) and that (i) the Holder is exempt from backup withholding, or (ii) the Holder has not been notified by the IRS that such Holder is subject to backup withholding as a result of a failure to report all interest or dividends or (iii) the IRS has notified the Holder that such Holder is no longer subject to backup withholding and that the Holder is a United States person.  If the Notes are in more than one name or are not in the name of the actual owner, such Holder should consult the W-9 Guidelines for information on which TIN to report.  If such Holder does not have a TIN, such Holder should consult the W-9 Guidelines for instructions on applying for a TIN and write "Applied For" in the space reserved for the TIN. Note: Writing "applied for" on the IRS Form W-9 means that such Holder has already applied for a TIN or that such Holder intends to apply for one in the near future. If such Holder does not provide its TIN to the applicable withholding agent before payment, backup withholding may result. For these purposes, a "United States person" means a person that is, for U.S. federal income tax purposes, (i) an individual who is a U.S. citizen or U.S. resident alien; (ii) a partnership or corporation created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate (other than a foreign estate); or (iv) a domestic trust (as defined in U.S. Treasury Regulations section 301.7701-7).

A tendering Holder that is not a United States person must submit the appropriate completed IRS Form W-8 (generally IRS Form W-8BEN or IRS Form W-8BEN-E) to avoid backup withholding and to claim an exemption from withholding on an interest payment.  The appropriate form may be obtained via the IRS website at www.irs.gov or by contacting the Tender Agent at the address on the face of this Letter of Transmittal.
If you provide special payment or delivery instructions in accordance with Instruction 7 above, please provide the appropriate IRS Form W-9 or W-8 for the person named in such instructions.
9.          FAILURE TO COMPLETE IRS FORM W-9, IRS FORM W-8BEN, IRS FORM W-8BEN-E OR ANOTHER APPROPRIATE FORM MAY RESULT IN BACKUP OR OTHER WITHHOLDING ON ANY PAYMENTS MADE TO YOU PURSUANT TO THE TENDER OFFER.
10.          Transfer Taxes.  The Company will pay all transfer taxes applicable to the purchase and transfer of Notes pursuant to the Tender Offer, except in a case where tendered Notes are registered in the name of any person other than the person signing this Letter of Transmittal or payment is to be made in the name of a person or sent to an address different than the name or address of the person signing this Letter of Transmittal.  Except as provided in this Instruction 10, it will not be necessary for transfer stamps to be affixed to the certificates listed in this Letter of Transmittal.
11.          Irregularities. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered Notes pursuant to any of the procedures described above will be determined by the Company in the Company's sole discretion (whose determination shall be final and binding).  The Company expressly reserves the absolute right, in its sole discretion, subject to applicable law, to reject any or all tenders of any Notes, as applicable, determined by it not to be in proper form or, in the case of Notes, if the acceptance for payment of, or payment for, such Notes may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right, in its sole discretion, subject to applicable law, to waive or amend any of the conditions of the Tender Offer or to waive any defect or irregularity in any tender with respect to any particular Notes of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders.  The Company's interpretation of the terms and conditions of the Tender Offer (including this Letter of Transmittal and instructions hereto) will be final and binding. None of the Company, the Information Agent and Tender Agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities in tenders of Notes or will incur any liability for failure to give any such notification. If the Company waives its right to reject a defective tender of Notes, the Holder will be entitled to the Tender Offer Consideration, including accrued and unpaid interest up to, but excluding, the Initial Payment Date or the Final Payment Date, as the case may be.
12.          Waiver of Conditions. The Company expressly reserves the absolute right, in its sole discretion, to amend or waive any of the conditions to the Tender Offer in the case of any Notes tendered or any Letter of Transmittal delivered, in whole or in part, at any time and from time to time, subject to applicable securities laws and the terms and conditions set forth in the Statement.
13.          Mutilated, Lost, Stolen, or Destroyed Certificates for Notes. Any Holder of Notes whose certificates for Notes have been mutilated, lost, stolen or destroyed should contact Deutsche Bank Trust Company Americas, the Trustee for the Notes, to receive information about the procedures for obtaining replacement certificates for Notes.
14.          Requests for Assistance or Additional Copies.  Questions relating to the procedure for tendering Notes and requests for assistance may be directed to, and additional information about the Tender Offer may be obtained from, the Tender Agent whose address and telephone numbers appear on the last page hereof. Additional copies of the Statement, this Letter of Transmittal and other related materials may be obtained from the Information Agent and Tender Agent whose address and telephone number appears on the last page hereof. Holders may also contact their brokers, dealers, commercial banks, trust companies or other nominees through which they hold the Notes with questions and requests for assistance concerning the Tender Offer.

In order to tender, a Holder should send or deliver a properly completed and signed Letter of Transmittal, the certificates for the Notes and any other required documents to the Information Agent and Tender Agent at its address set forth below or tender pursuant to DTC's Automated Tender Offer Program.

The Information Agent and Tender Agent for the Tender Offer is:
D.F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, New York 10005
Facsimile No.: (212) 709-3328
Attn:  Andrew Beck
Confirmation No.: (212) 269-5552
US Toll-Free: (800) 949-2583

Additional copies of the Statement, this Letter of Transmittal and other related materials may be obtained from the Information Agent and Tender Agent at the address or telephone numbers set forth above. Any questions or requests for assistance may be directed to the Tender Agent. Holders may also contact their broker, dealer, commercial banks, trust companies or other nominee for assistance concerning the Tender Offer.